Exhibit 99.1

São Paulo, August 9, 2023 – Vasta Platform Limited (NASDAQ: VSTA) – “Vasta” or the “Company” announces today its financial and operating results for the second quarter of 2023 (2Q23) ended June 30, 2023. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

HIGHLIGHTS

Vasta’s accumulated subscription revenue during the 2023 cycle to date (from 4Q22 to 2Q23) totaled R$1,012 million, a 18.5% increase compared to the previous year (or 22.4%, excluding textbook subscription products (PAR)). In the second quarter, subscription revenue totaled R$211 million, a 21.5% increase compared to the previous year (or 24.5%, excluding PAR).

In the 2023 cycle to date (4Q22 and 2Q23) net revenue increased 21.7% to R$1,179 million, mostly due to the conversion of 2023 ACV into revenue. In the second quarter, net revenue totaled R$271 million, a 43% increase mostly due to the performance of the Non-subscription products and B2G.

Starting in 2023, Vasta started to offer its products and services to the Brazilian public sector (B2G). Our broad portfolio of core content solutions, digital platform, and complementary products together with customized learning solutions tested over decades by the private sector are now available to the K-12 public schools. In the second quarter of 2023 we generated R$40.5 million in revenues with the B2G sector.

In the 2023 cycle to date Adjusted EBITDA grew 19% reaching R$372 million. EBITDA margin remained stable compared to the same period in the previous year, with a slight decrease of 70 bps from 32.3% to 31.6% mainly due to higher inventory cost caused by rising inflation on paper and production cost and a provision for doubtful accounts (PDA) made in the 4Q22 in connection with a large retailer that entered into bankruptcy proceeding in Brazil. Those increases were offset by operating efficiency gains, cost savings and better mix due to subscription products growth.

Adjusted Net Profit in the 2023 cycle to date totaled R$66 million, a 6% increase compared to Adjusted Net Profit of R$62 million for the 2022 cycle.

In the 2023 cycle to date, Free cash flow (FCF) totaled R$87 million, a 132% increase from R$37 million in the 2022 cycle. In 2Q23 FCF totaled R$94 million, a 8.4% decrease from R$103 million in 2Q22. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate improved from 11% (3Q21-2Q22) to 26% (3Q22-2Q23) as a result of company growth and constant efficiency pursuance.

Start-Anglo had the first contracts signed. Start-Anglo marked our entrance in the bilingual franchise business, responding to an increasingly strong demand of families and students for academic excellence (powered by Anglo content), bilingual education, and innovation. We expect the first operations to be launched in 2024.

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MESSAGE FROM MANAGEMENT

As we approach the end of the current cycle, our accumulated subscription revenue during the 2023 cycle to date has reached R$1,012 million, representing a 18.5% increase compared to the previous year (or 22.4% when excluding PAR). This growth is aligned with the 20% growth projected by our 2023 ACV, indicating that Vasta has truly evolved into a robust platform with consistent and recurring revenue.

Moreover, in the 2023 cycle to date (from 4Q22 to 2Q23), our net revenue grown by 22%, to R$1,179 million. Notably, our Complementary Solutions segment continues to stand out as the highest growth rate among our business segments, with a 45% increase in the current cycle compared to the same period in the previous year.

In 2023, Vasta made a significant stride by extending its product and service offerings to the Brazilian public sector (B2G). Our diverse portfolio, which includes core content solutions, a digital platform, and complementary products, along with proven custom learning solutions previously tested in the private sector, are now accessible to K-12 public schools.

During the second quarter of 2023, we generated R$40.5 million in revenue from the B2G sector. This expansion into the public sector marks a momentous opportunity for Vasta, allowing us to contribute to the advancement of education in Brazil while creating new revenue streams.

We are excited about the possibilities this development presents and are committed to delivering high-quality educational solutions that meet the unique needs of the public sector. By leveraging our expertise and innovative resources, we aim to make a positive impact on the education landscape and further strengthen Vasta's position as a prominent player in the market.

In the 2023 cycle to date, our Adjusted EBITDA grew by 19%, reaching R$372 million. The EBITDA margin remained stable compared to the same period in the previous year, with a slight decline from 32.3% to 31.6%. This decrease can be attributed mainly to provisions for doubtful accounts (PDA) made in 4Q22, in connection with a large retailer that entered bankruptcy proceedings in Brazil and higher inventory costs due to rising inflation on paper and production costs. Despite these challenges, we were able to offset these increases through gains in operating efficiency, cost savings, and an improved product mix driven by the growth of our subscription products.

Our cash flow generation continues to normalize. In the 2023 cycle to date, our free cash flow reached R$87 million, a 132% increase from the R$37 million recorded in the 2022 cycle. It is worth noting that our last twelve-month (LTM) free cash flow to Adjusted EBITDA conversion rate has risen from 11% (3Q21-2Q22) to 26% (3Q22-2Q23). This notable progress is a direct outcome of our company's growth and unwavering commitment to operational efficiency.

In relation to the bottom line, Adjusted Net Profit in the 2023 cycle to date totaled R$66 million, an increase of 6% compared to the same period in the 2022 cycle. We remain focused on optimizing our operations and pursuing strategic opportunities to enhance our financial performance. Our commitment to delivering value to our customers and shareholders remains unwavering.

With the launch of Start-Anglo, representing our entry into the bilingual franchise business, we look forward to meeting the growing demand of families and students for academic excellence, bilingual education, and innovation, powered by Anglo's renowned content. The first contracts have already been signed and we are preparing to launch its first operations, scheduled to take place in 2024. Through Start-Anglo, we aim to deliver exceptional educational experiences, providing access to high-quality bilingual education and innovative teaching methodologies that will benefit students and their families. This strategic expansion aligns with our commitment to offering diverse and impactful educational solutions, and we believe that Start-Anglo will contribute significantly to our mission of enriching learning journeys and promoting educational advancement.

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OPERATING PERFORMANCE

Student base – subscription models

	2023	2022	% Y/Y	2021	% Y/Y
Partner schools - Core content	5,032	5,274	(4.6%)	4,508	17.0%
Partner schools – Complementary solutions	1,383	1,304	6.1%	1,114	17.1%
Students - Core content	1,539,024	1,589,224	(3.2%)	1,335,152	19.0%
Students - Complementary content	453,552	372,559	21.7%	307,941	21.0%

Note: Students enrolled in partner schools

In the 2023 cycle, Vasta served nearly 1.5 million students with core content solutions. Aligned with the company´s strategy to focus on improving our client base in 2023 through a more diversified mix of schools and growth in premium education systems (Anglo, PH and Fibonacci), brands with a higher average ticket, lower defaults, greater adoption of complementary solutions and longer-term relationships. On the other hand, the reduction of our client base was concentrated on the low-end segment and PAR (paper-based), which have higher number of students on average, and a lower margin. Average ticket price of schools that remain in our client base in 2023 is 11% higher than that of schools that are no longer our clients.

Our partners school base that uses our complementary solutions increased by 79 new schools, growing 6% in the number of students served compared to the previous cycle.

FINANCIAL PERFORMANCE

Net revenue

Values in R$ ‘000	2Q23	2Q22	% Y/Y	2023 cycle	2022 cycle	% Y/Y
Subscription	211,154	173,818	21.5%	1,012,315	854,442	18.5%
Subscription ex-PAR	207,636	166,815	24.5%	910,863	744,412	22.4%
Traditional learning systems	203,157	164,075	23.8%	757,300	638,374	18.6%
Complementary solutions	4,479	2,740	63.5%	153,563	106,038	44.8%
PAR	3,517	7,003	(49.8%)	101,451	110,030	(7.8%)
Non-subscription	19,790	16,137	22.6%	126,483	114,354	10.6%
B2G	40,453	-	n.m.	40,453	-	n.m.
Total net revenue	271,396	189,956	42.9%	1,179,250	968,796	21.7%

% ACV	17.2%	17.4%	(0.2 p.p.)	82.3%	83.4%	(1.1 p.p.)
% Subscription	77.8%	91.5%	(13.7 p.p.)	85.8%	88.2%	(2.4 p.p.)

Note: n.m.: not meaningful

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In the 2023 cycle to date, net revenue increased 21.7% to R$1,179 million, mostly due to the conversion of 2023 ACV into revenue. In the second quarter, net revenue totaled R$271 million, a 42.9% increase. In the second quarter of 2023 we generated R$40 million in revenues with the B2G sector.

Vasta’s accumulated subscription revenue during the 2023 cycle to date (from 4Q22 to 2Q22) totaled R$1,012 million, a 18.5% increase compared to the previous year (or 22.4%, excluding PAR). In the second quarter, subscription revenue increased 21.5% (or 24.5%, excluding PAR). As we approach the end of the 2023 cycle (3Q23), we expect subscription revenue growth to converge to 20% implied by our 2023 ACV guidance.

EBITDA

Values in R$ ‘000	2Q23	2Q22	% Y/Y	2023 cycle	2022 cycle	% Y/Y
Net revenue	271,396	189,956	42.9%	1,179,250	968,796	21.7%
Cost of goods sold and services	(119,177)	(79,966)	49.0%	(446,380)	(345,121)	29.3%
General and administrative expenses	(118,091)	(127,139)	(7.1%)	(365,260)	(379,298)	(3.7%)
Commercial expenses	(64,863)	(46,988)	38.0%	(166,129)	(140,321)	18.4%
Other operating (expenses) income	(23,481)	707	(3421.2%)	(24,408)	4,993	(588.8%)
Share of loss equity-accounted investees	(2,126)	-	0.0%	(5,016)	-	0.0%
Impairment losses on trade receivables	(1,028)	(3,543)	(71.0%)	(40,181)	(23,167)	73.4%
Profit before financial income and taxes	(57,370)	(66,973)	(14.3%)	131,876	85,883	53.6%
(+) Depreciation and amortization	66,532	67,606	(1.6%)	205,204	193,557	6.0%
EBITDA	9,162	633	1347.4%	337,080	279,440	20.6%
EBITDA Margin	3.4%	0.3%	3.0 p.p.	28.6%	28.8%	(0.3 p.p.)
(+) Layoff related to internal restructuring	87	387	(77.5%)	1,182	11,257	(89.5%)
(+) Share-based compensation plan	7,841	10,181	(23.0%)	10,614	22,204	(52.2%)
(+) M&A adjusting expenses	23,562	-	0.0%	23,562	-	0.0%
Adjusted EBITDA	40,653	11,201	262.9%	372,439	312,901	19.0%
Adjusted EBITDA Margin	15.0%	5.9%	9.1 p.p.	31.6%	32.3%	(0.7 p.p.)

Note: n.m.: not meaningful

In the 2023 cycle to date Adjusted EBITDA grew 19% to R$372 million. EBITDA margin remained stable compared to the same period in the previous year, with a slight decrease from 32.3% to 31.6% mainly due to provision for doubtful accounts (PDA) made in 4Q22, in connection with a large retailer that entered bankruptcy proceedings in Brazil and higher inventory cost caused by rising inflation on paper and production cost. Those increases were offset by gains in operating efficiency, cost savings and better mix due to subscription products growth.

In 2Q22, Vasta acquired a 45% minority stake in Educbank Gestão de Pagamentos Educacionais S.A. (“Educbank”), which registered a loss in equity-accounted investees in the amount of R$5.0 million in the 2023 cycle to date, mainly due to the performance of our equity-accounted investee in its early stage of operation.

The M&A adjusting expenses were impacted by the one-off effect of a price adjustment calculation based on earn-outs and net debt.

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(%) Net Revenue	2Q23	2Q22	Y/Y (p.p.)	2023 cycle	2022 cycle	Y/Y (p.p.)
Gross margin	56.1%	57.9%	(1.8 p.p.)	62.1%	64.4%	(2.2 p.p.)
Adjusted cash G&A expenses(1)	(16.8%)	(25.4%)	8.6 p.p.	(13.1%)	(15.2%)	2.1 p.p.
Commercial expenses	(23.9%)	(24.7%)	0.8 p.p.	(14.1%)	(14.5%)	0.4 p.p.
Impairment on trade receivables	(0.4%)	(1.9%)	1.5 p.p.	(3.4%)	(2.4%)	(1.0 p.p.)
Adjusted EBITDA margin	15.0%	5.9%	9.1 p.p.	31.6%	32.3%	(0.7 p.p.)

(1) Sum of general and administrative expenses, other operating income and profit (loss) of equity-accounted investees, less: depreciation and amortization, layoffs related to internal restructuring, share-based compensation plan and M&A one-off adjusting expenses.

In proportion to net revenue, gross margin dropped 220 bps in the cycle to date (from 64.4% to 62.1%) mainly due to higher inventory cost caused by rising inflation on paper and production costs while Adjusted cash G&A expenses and Commercial expenses reduced by 210 bps and 40 bps respectively, due to gains in operating efficiency, workforce optimization, cost savings and a sales mix that benefited from the growth of subscription products.

Reported provisions for doubtful accounts (PDA) grew 100 bps between the compared commercial cycles. This increase in PDA was due to the provisioning of 100% of accounts receivable from a large Brazilian retail company undergoing bankruptcy proceedings, in the amount of R$15.0 million in the 4Q22 which amount was revised down by R$5.9 million in 2Q23. Excluding this factor, the participation of PDA in relation to Vasta's Net Revenue remained stable (2.6% in the 2023 commercial cycle to date compared to 2.4% in 2022 commercial cycle to date).

Finance Results

Values in R$ ‘000	2Q23	2Q22	% Y/Y	2023 cycle	2022 cycle	% Y/Y
Finance income	17,470	21,896	(20.2%)	66,320	51,012	30.0%
Finance costs	(82,754)	(69,902)	18.4%	(232,603)	(178,874)	30.0%
Total	(65,284)	(48,006)	36.0%	(166,283)	(127,862)	30.0%

In the second quarter of 2023, finance income totaled R$17 million, compared to R$22 million in 2Q22, representing a decrease of 20.2%. This decrease was mostly attributed to lower position in relation to marketable securities resulting from the partial amortization of the debt arising from our business combination. During the 2023 cycle to date, finance income has increased by 30% to R$66 million, mainly due to the impact of higher interest rates on financial investments and marketable securities. Additionally, finance income in the 2023 cycle to date includes a gain of R$10 million recorded in 4Q22, resulting from the reversal of tax contingencies interest.

Finance costs increased by 18.4% (quarter-on-quarter) in 2Q23, amounting to R$82.7 million. In the 2023 cycle to date, finance costs have risen by 30% to reach R$232.6 million. This increase is driven by higher interest rates applicable to bonds and financings, accounts payable on business combinations, and provisions for tax, civil, and labor losses.

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Net profit (loss)

Values in R$ ‘000	2Q23	2Q22	% Y/Y	2023 cycle	2022 cycle	% Y/Y
Net (loss) profit	(78,611)	(74,661)	5.3%	(4,943)	(34,690)	(85.8%)
(+) Layoffs related to internal restructuring	87	387	(77.5%)	1,182	11,257	(89.5%)
(+) Share-based compensation plan	7,841	10,181	(23.0%)	10,614	22,204	(52.2%)
(+) Amortization of intangible assets(1)	39,072	38,778	0.8%	117,373	113,427	3.5%
(-) Income tax contingencies reversal	-	-	0.0%	(29,715)	-	0.0%
(+) M&A adjusting expenses	23,562	-	0.0%	23,562	-	0.0%
(-) Tax shield(2)	(23,991)	(16,778)	43.0%	(51,929)	(49,942)	4.0%
Adjusted net (loss) profit	(32,040)	(42,093)	(23.9%)	66,145	62,256	6.2%
Adjusted net margin	(11.8%)	(22.2%)	10.4 p.p.	5.6%	6.4%	(0.8 p.p.)

Note: n.m.: not meaningful; (1) From business combinations. (2) Tax shield (34%) generated by the expenses that are being deducted as net (loss) profit adjustments.

In the second quarter of 2023, adjusted net loss totaled R$32 million, a 24% increase compared to adjusted net loss of R$42 million in 2Q22. As for the 2023 cycle to date, adjusted net profit totaled R$66 million, reflecting a 6% increase from an adjusted net profit of R$62 million in the 2022 cycle.

The gain related to the reversal of tax contingencies was recorded in 4Q22 impacting corporate tax and finance results. On the other hand, the M&A adjusting expenses occurred in 2Q23 was adjusted as it relates to a one-off effect of a price adjustment calculation based on earn-outs and net debt.

Accounts receivable and PDA

Values in R$ ‘000	2Q23	2Q22	% Y/Y	1Q23	% Q/Q
Gross accounts receivable	632,151	477,282	32.4%	784,681	(19.4%)
Provision for doubtful accounts (PDA)	(64,870)	(50,098)	29.5%	(72,253)	(10.2%)
Coverage index	10.3%	10.5%	(0.2 p.p.)	9.2%	1.1 p.p.
Net accounts receivable	567,281	427,184	32.8%	712,428	(20.4%)
Average days of accounts receivable(1)	149	140	9	199	(50)

(1) Balance of net accounts receivable divided by the last-twelve-month net revenue, multiplied by 360.

The average payment term of Vasta’s accounts receivable portfolio was 149 days in the 2Q23 which represents 50 days lower than the first quarter of 2023 and 9 days higher than the second quarter of the previous year.

Free cash flow

Values in R$ ‘000	2Q23	2Q22	% Y/Y	2023 cycle	2022 cycle	% Y/Y
Cash from operating activities(1)	127,546	146,466	(12.9%)	228,457	185,948	22.9%
(-) Income tax and social contribution paid	(334)	(966)	(65.4%)	(5,082)	(1,489)	241.3%
(-) Payment of provision for tax, civil and labor losses	(549)	(1,180)	(53.5%)	(794)	(1,473)	(46.1%)
(-) Interest lease liabilities paid	(3,418)	(3,408)	0.3%	(11,214)	(10,286)	9.0%
(-) Acquisition of property, plant, and equipment	(4,092)	(13,793)	(70.3%)	(19,889)	(59,686)	(66.7%)
(-) Additions of intangible assets	(21,376)	(16,211)	31.9%	(83,783)	(55,042)	52.2%
(-) Lease liabilities paid	(3,584)	(8,073)	(55.6%)	(20,512)	(20,417)	0.5%
Free cash flow (FCF)	94,193	102,835	(8.4%)	87,184	37,557	132.1%
FCF/Adjusted EBITDA	231.7%	918.1%	(686 p.p.)	23.4%	12.0%	11.4 p.p.
LTM FCF/Adjusted EBITDA	26.4%	10.9%	15.4 p.p.	26.4%	10.9%	15.4 p.p.

(1) Net (loss) profit less non-cash items less and changes in working capital. Note: n.m.: not meaningful

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In the 2023 cycle to date, FCF totaled R$87 million an 132% increase from R$37 million in the 2022 cycle. In 2Q23 Free cash flow (FCF) totaled R$94 million, a 8.4% decrease from R$103 million in 2Q22. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate improved from 11% (3Q21-2Q22) to 26% (3Q22-2Q23).

Financial leverage

Values in R$ ‘000	2Q23	1Q23	4Q22	3Q22	2Q22
Financial debt	846,443	815,927	842,996	811,612	844,778
Accounts payable from business combinations	591,620	599,713	625,277	647,466	585,503
Total debt	1,438,063	1,415,640	1,468,273	1,459,078	1,430,281
Cash and cash equivalents	38,268	42,680	45,765	44,343	147,762
Marketable securities	385,002	331,110	380,516	433,803	417,770
Net debt	1,014,793	1,041,850	1,041,992	980,932	864,749
Net debt/LTM adjusted EBITDA(1)	2.57	2.85	2.78	2.92	3.04

(1) LTM adjusted EBITDA includes Eleva. Eleva’s LTM adjusted EBITDA prior to November 2021 may not reflect Vasta’s accounting standards.

As of the end of 2Q23, Vasta recorded net debt in the amount of R$1,015 million, a reduction of R$27 million to the net debt position of 1Q23. The positive cash flow generated in the period helped surpass the negative impacts of interest rates. The net debt/LTM adjusted EBITDA of 2.57x as of 2Q23 is 0.28x lower than 1Q23 and 0.47x lower than 2Q22.

In comparison to 2Q22, the net debt position increased by R$150 million, due to the impact of higher interest rates and investments made in the minority-stake acquisitions of Educbank (in July 2022) both of which were partially offset our positive cash flow generated in the period.

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ESG

Since 2Q22, Vasta reports updates about its ESG standards, including a panel of key ESG indicators, in line with the topics identified in the materiality process. Annual consolidated data is available in Vasta's Sustainability Report, which can be found here.

Check below the main highlights of ESG in the second quarter of 2023.

Educator Grade 10 Award

In 2023, the SOMOS Institute took on the organization of the Educator Grade 10 Award, which is the largest and most important in Basic Education in Brazil. In its 25th edition, the Award recognizes and values teachers and school administrators from Early Childhood Education to High School in both public and private schools across the country. With the Somos Institute's participation, the award incorporates a perspective on the United Nations' Sustainable Development Goals.

Key Indicators

ENVIRONMENT

SDGs	GRI	Water withdrawn by source[2] (m³)	Unit	2Q22	1Q23	2Q23
3, 11 and 12	303-3	Total water withdrawal	m³	2,861	2,866	4,654
		Municipal water supply	%	93%	67%	100%
		Groundwater	%	7%	33%	0%
SDGs	GRI	Internal energy consumption	Unit	2Q22	1Q23	2Q23
12 and 13	302-1	Total energy consumed	GJ	1,348	3,087	2.909
		Percentage of energy from renewable sources[3]	%	97%	68%	62%

The decrease in groundwater consumption is related to the closure of the well at our Distribution Center, located in São José dos Campos. This was motivated by a possible contamination from a neighboring property that previously housed a factory. Concurrently, due to migration, there was a delay in meter readings, and as a result, the consumption figure for the quarter will need adjustment in the 3Q2023 report.

During this period, construction began on the Anglo Paulista unit, which will be the new location for the Anglo Course starting in the second semester. The building features modern facilities and offers increased mobility for students. Due to the transfer, both units, Anglo Tamandaré and Anglo Paulista, were considered for reporting water indicators during the quarter.

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SOCIAL

SDGs	GRI	Diversity in the work force by functional category	Unit	2Q22	1Q23	2Q23
5	405-1	C-level - Women	% of people	20%	40%	40%
		C-level - Men	% of people	80%	60%	60%
		Total - C-level[4]	No. of people	5	5	5
		Leaders - Women (≥ management level)	% of people	47%	45%	47%
		Leaders - Men (≥ management level)	% of people	53%	55%	53%
		Total - Leaders (≥ management level)[5]	No. of people	131	138	139
		Academic faculty - Women	% of people	31%	21%	18%
		Academic faculty - Men	% of people	69%	79%	82%
		Total - Academic faculty[6]	No. of people	100	85	82
		Coordinators and Administrative - Women	% of people	57%	56%	56%
		Coordinators and Administrative - Men	% of people	43%	44%	44%
		Total - Coordinators and Administrative[7]	No. of people	1,521	1.476	1,524
		Total - Women	% of people	54%	53%	53%
		Total - Men	% of people	46%	47%	47%
		Total - Employees	No. of people	1,757	1.704	1.752
SDGs	GRI	Indirect economic impact	Unit	2Q22	1Q23	2Q23
4, 10	-	Scholarship holders in Somos Futuro program	nº	371	247	236
SDGs	GRI	Occupational Health and Safety	Unit	2Q22	1Q23	2Q23
30	403-5, 403-9	% of units covered by the Environmental Risk Prevention Program	%	100%	100%	100%
		Total employees trained in health and safety[8]	No. of people	110	543	729
		Average number of hours training in health and safety per participant[9]	No.	4.4	1,6	1,3
		Injury frequency	rate	3.75	3,17	1,88
		Employees - High-consequence injuries	No.	ND	ND	0
		Employees - Recordable injuries rate[12]	rate	0.94	1,06	0,94
		Employees - Fatality rate[13]	rate	0.00	0,00	0,00

Diversity

As of the end of the second quarter of 2023, our total headcount was 1,752. In terms of gender diversity, 47% of leadership positions (management and above) are held by women. Women account for 18% of academic staff. We are committed to increasing diversity in our workforce. One of the initiatives is SOMOS Afro, a program of internships exclusively aimed at black people, a talent development initiative that continued throughout the first quarter.

Indirect Economic Impact

We continued the Somos Futuro Program, an initiative aimed at accelerating the education of public-school students. In the first quarter, 236 young people enrolled in the high school program, which in addition to the scholarship offered by the school includes didactic and supplementary material, online tutoring, mentoring, and access to the program's entire support network, which includes psychological counseling. This action is carried out through our social arm, SOMOS Institute.

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Health and Safety

Vasta has a health and safety management system (SST) that nurtures a safe and healthy environment for all employees, preventing accidents and occupational diseases. In the last week of May 2023, the 1st Mega Occupational Accident Prevention Week (SIPAT) was held, bringing together all Company units in an integrated online event broadcasted live. Professionals from different areas presented content on health and safety, including Safety/ESG Policy and the 3Ps (pause, process, proceed), accidents during commutes, safety tips for traffic, identifying and preventing harassment and other forms of violence, mental health in the technological context, and actions to take during emergencies.

GOVERNANCE

SDGs	GRI	Ethical behavior	Unit	2Q22	3Q22	4Q22	1Q23	2Q23
8, 16	205-1, 205-2, 205-3	Employees trained in anti-corruption policies and procedures	% of people	100%	100%	100%	100%	100%
		Operations submitted to corruption-related risk assessment	% of operations	100%	100%	100%	100%	100%
		Number of confirmed cases of corruption	No. of cases	0	0	0	0	0
SDGs	GRI	Data privacy and infrastructure	Unit	2Q22	3Q22	4Q22	1Q23	2Q23
16	418-1	Substantiated complaints received from outside parties	No.	28	20	17	19	6
		Substantiated complaints received from regulatory bodies	No.	0	0	0	0	1
		Identified leaks, thefts, or losses of customer data	No.	0	0	0	0	0
SDGs	GRI	Diversity in the Board of Directors	Unit	2Q22	3Q22	4Q22	1Q23	2Q23
5	405-1	Women	% of people	29%	29%	29%	29%	29%
		Men	% of people	71%	71%	71%	71%	71%
		Total	nº of people	7	7	7	7	7

Ethical behavior

In the second quarter, a corporate program was initiated to raise ethics awareness among the Company's leadership, with the implementation of a workshop on discrimination, moral harassment, and sexual harassment. The workshop presented the topic through concepts and practical examples, emphasizing the existence of the Confidential Channel for reporting any situation related to discrimination, harassment, and breaches of the Code of Conduct. It also highlighted confidentiality assurance and provided detailed information on the entire investigation process for receipt and investigation of complaints.

Data Privacy

In June 2023, the Mandatory Data Privacy Training was launched on the unified platform, targeted at all employees of the Company.

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FOOTNOTES:
SDG	Sustainable Development Goal. Indicates goal to which the actions monitored contribute.
GRI	Global Reporting Initiative. Lists the GRI standard indicators related to the data monitored.
NA	Indicator discontinued or not measured in the quarter.
1	Quarterly monitoring of a selection of material indicators. For further information, consult our Sustainability Report, available here.
2	Based on invoices from sanitation concessionaires.
3	Acquired from the free energy market.
4	CEO, vice presidents reporting directly to the CEO and all directors.
5	Management, senior management and leadership positions not reporting directly to the CEO (regional directors, unit directors and vice presidents).
6	Course coordinators, teachers, and tutors.
7	Corporate coordination, academic coordination, specialists, adjuncts, assistants, and analysts.
8	All the employees undergoing training in the period.
9	Total hours of training/employees trained.
10	Total accidents (with and without leave)/ Total man/hours worked (MHW) x 1,000,000.
11	Work-related injury (excluding fatalities) from which the worker cannot recover fully to pre-injury health status within 6 months. Formula: Number of injuries/MHW x 1.000.000.
12	(Accidents with leave + Fatalities)/ MHT x 1,000,000.
13	Fatalities/ MHW x 1,000,000.

CONFERENCE CALL INFORMATION

Vasta will discuss its second quarter 2023 results on August 9, 2023, via a conference call at 5:00 p.m. Eastern Time. To access the call (ID: 3871721), please dial: +1 (888) 660-6819 or +1 (929) 203-1989. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.vastaplatform.com.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators, and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com.

CONTACT

Investor Relations

ir@vastaplatform.com

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FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors.” Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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NON-GAAP FINANCIAL MEASURES

This press release presents our EBITDA, Adjusted EBITDA and Adjusted net (loss) profit and Free cash flow (FCF), which is information provided for the convenience of investors. EBITDA and Adjusted EBITDA are among the key performance indicators used by us to measure financial operating performance. Our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate EBITDA as net (loss) profit for the period/year plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization. The EBITDA measure provides useful information to assess our operational performance.

We calculate Adjusted EBITDA as EBITDA plus/minus: (a) income tax and social contribution; (b) net finance result; (c) depreciation and amortization; (d) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 23 to the audited consolidated financial statements); (e) provision for risks of tax, civil and labor losses regarding penalties, related to income tax positions taken by the Predecessor Somos – Anglo and Vasta in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo; (f) Bonus IPO, which refers to bonus paid to certain executives and employees based on restricted share units; and (g) expenses with contractual termination of employees due to organizational restructuring. We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operates in the same segment.

We calculate Adjusted net (loss) profit as the (loss) profit for the period/year as presented in Statement of Profit or Loss and Other Comprehensive Income adjusted by the same Adjusted EBITDA items, however, added by (a) Amortization of intangible assets from Business Combination and (b) Tax shield of 34% generated by the aforementioned adjustments.

We calculate Operating cash flow (OCF) as the cash from operating activities as presented in the Statement of Cash Flows less (a) income tax and social contribution paid; (b) tax, civil and labor proceedings paid; (c) interest lease liabilities paid; (d) acquisition of property, plant and equipment; (e) additions to intangible assets; and (f) lease liabilities paid.

We understand that, although Adjusted net (loss) profit, EBITDA, Adjusted EBITDA, and Operating cash flow (OCF) are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted net (loss) profit, Adjusted EBITDA, and Operating cash flow (OCF) may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

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REVENUE RECOGNITION AND SEASONALITY

Our main deliveries of printed and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year. Thus, the numbers for the second quarter and third quarter are usually less relevant. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Purchases through our Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

KEY BUSINESS METRICS

ACV Bookings is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. We consider ACV Bookings is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12-month period between October 1 of one fiscal year through September 30 of the following fiscal year. We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV Bookings by multiplying the number of enrolled students at each school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related school. Although our contracts with our schools are typically for 4-year terms, we record one year of revenue under such contracts as ACV Bookings. ACV Bookings are calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during each period of a sales cycle may be different from the ACV Bookings for the respective sales cycle. Our reported ACV Bookings are subject to risks associated with, among other things, economic conditions and the markets in which we operate, including risks that our contracts may be canceled or adjusted (including as a result of the COVID-19 pandemic).

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FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

Assets	June 30, 2023	December 31, 2022
Current assets
Cash and cash equivalents	38,268	45,765
Marketable securities	385,002	380,514
Trade receivables	567,281	649,135
Inventories	279,903	266,450
Taxes recoverable	15,221	19,120
Income tax and social contribution recoverable	19,375	17,746
Prepayments	78,269	56,645
Other receivables	916	972
Related parties – other receivables	30	1,759
Total current assets	1,384,265	1,438,106

Non-current assets
Judicial deposits and escrow accounts	195,041	194,859
Deferred income tax and social contribution	209,933	170,851
Equity accounted investees	80,485	83,139
Other investments and interests in entities	8,272	8,272
Property, plant and equipment	182,368	197,688
Intangible assets and goodwill	5,386,472	5,427,676
Total non-current assets	6,062,571	6,082,485

Total Assets	7,446,836	7,520,591

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Consolidated Statements of Financial Position (continued)

Liabilities	June 30, 2023	December 31, 2022
Current liabilities
Bonds	96,717	93,779
Suppliers	213,367	250,647
Reverse factoring	230,243	155,469
Lease liabilities	23,635	23,151
Income tax and social contribution payable	-	5,564
Salaries and social contributions	99,691	100,057
Contractual obligations and deferred income	46,734	57,852
Accounts payable for business combination and acquisition of associates	34,169	73,007
Other liabilities	26,488	29,630
Other liabilities - related parties	-	54
Total current liabilities	771,044	789,210

Non-current liabilities
Bonds	749,726	749,217
Lease liabilities	108,162	117,412
Accounts payable for business combination and acquisition of associates	557,451	552,270
Provision for tax, civil and labor losses	671,952	651,252
Other liabilities	28,562	31,551
Total non-current liabilities	2,115,853	2,101,702

Total current and non-current liabilities	2,886,897	2,890,912

Shareholder's Equity
Share capital	4,820,815	4,820,815
Capital reserve	86,663	80,531
Treasury shares	(21,786)	(23,880)
Accumulated losses	(329,295)	(247,787)
Total Shareholder's Equity	4,556,397	4,629,679

Interest of non-controlling shareholders	3,542	-

Total Shareholder's Equity	4,559,939	4,629,679

Total Liabilities and Shareholder's Equity	7,446,836	7,520,591

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Consolidated Income Statement

	April 01 to June 30, 2023	June 30, 2023	April 01 to June 30, 2022	June 30, 2022

Net revenue from sales and services	271,396	674,231	189,956	570,537
Sales	260,205	653,893	180,339	552,225
Services	11,191	20,338	9,617	18,312

Cost of goods sold and services	(119,177)	(274,303)	(79,966)	(209,203)

Gross profit	152,219	399,928	109,990	361,334

Operating income (expenses)	(207,463)	(395,191)	(176,963)	(358,947)
General and administrative expenses	(118,091)	(245,372)	(127,139)	(253,227)
Commercial expenses	(64,863)	(115,924)	(46,988)	(94,921)
Other operating income	9,487	10,481	707	1,640
Other operating expenses	(32,968)	(32,968)	-	-
Impairment losses on trade receivables	(1,028)	(11,408)	(3,543)	(12,439)

Share of loss equity-accounted investees	(2,126)	(2,654)	-	-

(Loss) profit before finance result and taxes	(57,370)	2,083	(66,973)	2,387

Finance result	(65,284)	(124,469)	(48,006)	(90,700)
Finance income	17,470	34,101	21,896	37,165
Finance costs	(82,754)	(158,570)	(69,902)	(127,865)

Loss before income tax and social contribution	(122,654)	(122,386)	(114,979)	(88,313)

Income tax and social contribution	44,043	41,551	40,318	33,842
Current	3,917	2,463	(8,120)	(13,643)
Deferred	40,126	39,088	48,438	47,485

Loss for the period	(78,611)	(80,835)	(74,661)	(54,471)

Allocated to:
Controlling shareholders	(79,230)	(81,508)	(74,661)	(54,471)
Non-controlling shareholders	619	673	-	-

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Consolidated Statement of Cash Flows

	For the period ended June 30,
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution	(122,386)	(88,313)
Adjustments for:
Depreciation and amortization	135,359	131,892
Depreciation to digital book	5,249	-
Share of loss profit of equity-accounted investees	2,654	-
Impairment losses on trade receivables	11,408	12,439
Reversal for tax, civil and labor losses, net	(9,165)	(6,860)
Provision on accounts payable for business combination	23,562	-
Interest on provision for tax, civil and labor losses	31,114	25,556
Provision for obsolete inventories	7,240	6,110
Interest on bonds	60,853	52,089
Contractual obligations and right to returned goods	17,823	2,687
Interest on accounts payable for business combination	34,987	29,791
Imputed interest on suppliers	15,180	8,402
Share-based payment expense	8,226	4,989
Interest on lease liabilities	6,260	7,290
Interest on marketable securities	(19,633)	(26,804)
Residual value of disposals of property and equipment and intangible assets	(231)	904
	208,500	160,172
Changes in
Trade receivables	71,653	66,087
Inventories	(20,344)	8,155
Prepayments	(21,562)	(21,018)
Taxes recoverable	4,838	(7,905)
Judicial deposits and escrow accounts	(665)	(2,557)
Other receivables	105	(3,281)
Related parties – other receivables	1,729	(600)
Suppliers	21,366	(9,296)
Salaries and social charges	(843)	27,367
Tax payable	(5,140)	5,071
Contractual obligations and deferred income	(31,707)	12,120
Other liabilities	(5,682)	(1,772)
Other liabilities - related parties	(55)	(9,222)
Cash from operating activities	222,193	223,321
Payment of interest on leases	(7,086)	(7,158)
Payment of interest on bonds	(57,915)	(37,778)
Payment of interest on business combinations	(7,768)	-
Income tax and social contribution paid	(665)	(1,489)
Payment of provision for tax, civil and labor losses	(739)	(1,360)
Net cash from operating activities	148,020	175,536

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(9,348)	(48,228)
Additions of intangible assets	(60,013)	(35,927)
Acquisition of subsidiaries net of cash acquired	(3,212)	(8,475)
Purchase of investment in marketable securities	(625,621)	(1,025,881)
Proceeds from investment in marketable securities	640,766	801,264
Net cash applied in investing activities	(57,428)	(317,247)

CASH FLOWS FROM FINANCING ACTIVITIES
Lease liabilities paid	(13,918)	(13,727)
Payments of bonds	-	(759)
Payments of accounts payable for business combination	(84,171)	(5,934)
Net cash applied in financing activities	(98,089)	(20,420)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(7,497)	(162,131)
Cash and cash equivalents at beginning of period	45,765	309,893
Cash and cash equivalents at end of period	38,268	147,762
NET DECREASE IN CASH AND CASH EQUIVALENTS	(7,497)	(162,131)

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